Mail Stop 3720

November 3, 2006

Mr. Oakleigh Thorne
Chief Executive Officer
  And Chairman
eCollege.com
One N. LaSalle Street
Chicago, IL 60602

>**RE:** **eCollege.com**
>**Form 10-K for Fiscal Year Ended December 31, 2005**
>**Form 10-Q for Fiscal Quarters Ended March 31, 2006**
>**and June 30, 2006**
>**File No. 000-28393**

Dear Mr. Thorne:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director